SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NTS MORTGAGE INCOME FUND
(*Name of Issuer*)

COMMON STOCK
(*Title of Class of Securities*)

629419102
(*CUSIP Number*)

J. D. Nichols,
Chairman of the Board of Directors
of NTS Mortgage Income Fund and
Manager of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(*Name, Address and Telephone Number of Person*
Authorized to Receive Notices and Communications)

June 16, 2004

(*Date of Event which Requires Filing of this Statement*)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

Introduction

This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed on behalf of: J.D. Nichols; NTS Corporation, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); and Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"). Mr. Nichols, NTS Corporation, ORIG and Ocean Ridge (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements the Schedule 13D filed on October 22, 2001 (the "Original Statement"), which was intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act in connection with a purchase of shares of common stock, $0.001 par value ("Shares") of NTS Mortgage Income Fund, a Delaware corporation (the "Issuer"). The Original Statement was amended by a Schedule 13D filed on January 7, 2004 ("Amendment No. 1"). The Original Statement, as amended by Amendment No. 1, will be referred hereinafter as the "Amended Statement."

Between January 28, 2004 and June 16, 2004, ORIG purchased an aggregate of 41,623 Shares from a total of 25 stockholders of the Issuer for total consideration of $104,233, or a price per Share of $2.50 for 39,873 Shares and $2.60 for 1,750 Shares. As a result of these purchases, the number of Shares ORIG owns increased from 228,423 to 270,046. As a result of transactions that occurred prior to the filing of Amendment No. 1, Ocean Ridge owns 95,793 Shares, Barbara Nichols, the spouse of J.D. Nichols, owns 800 Shares, and NTS Corporation owns 10,460 Shares.

The total number of Shares beneficially owned by the Reporting Persons is 377,099, or 11.83% of the outstanding Shares of the Issuer. The Reporting Persons are hereby filing this Amendment to reflect the acquisition of the additional Shares.

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

              J.D. Nichols

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)   [   ]

              (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: U.S.A.

              Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   376,299[1][3][4]

8)   Shared Voting Power   800[2]

9)   Sole Dispositive Power   376,299[1][3][4]

10)   Shared Dispositive Power   800[2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 377,099[1][2][3][4]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 11.83%

14)   Type of Reporting Person: IN

---

[1]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 95,793 Shares owned by Ocean Ridge; and (iii) 270,046 Shares owned by ORIG.

[2]   Consists of 800 Shares owned by Barbara Nichols, Mr. Nichols' spouse. Mr. Nichols disclaims beneficial ownership of these Shares.

[3]   Mr. Nichols disclaims beneficial ownership of 374,399 Shares, which consist of: (i) 95,793 Shares owned by Ocean Ridge; (ii) 10,460 Shares owned by NTS Corporation; (iii) 800 Shares owned by Barbara Nichols and (iv) 267,346 Shares owned by ORIG, which represents 99% of the Shares owned by ORIG.

[4]   Mr. Nichols has the power to direct the voting and disposition of these Shares because he is the Manager of ORIG, the Chairman of the Board of NTS Corporation and the Chairman of the Board of BKK, Financial, Inc., which is the general partner of Ocean Ridge.

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Ocean Ridge Investments, Ltd., a Florida limited partnership

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [   ]

         (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: Florida

         Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   95,793

8)   Shared Voting Power   281,306[1][2]

9)   Sole Dispositive Power   95,793

10)   Shared Dispositive Power   281,306[1][2]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 377,099[3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)   Percent of Class Represented by Row (11): 11.83%

14)   Type of Reporting Person: PN

---

[1]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 270,046 Shares owned by ORIG.

[2]   Ocean Ridge disclaims beneficial ownership of 281,306 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 270,046 Shares owned by ORIG.

[3]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 270,046 Shares owned by ORIG; and (iv) 95,793 Shares owned by Ocean Ridge.

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        ORIG, LLC, a Kentucky limited liability company

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [   ]

        (b)   [X]

3)   SEC Use Only

4)   Source of Funds: WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: Kentucky

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   270,046

8)   Shared Voting Power   107,053[(1)(2)]

9)   Sole Dispositive Power   270,046

10)   Shared Dispositive Power   107,053[(1)(2)]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 377,099[(3)]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13)   Percent of Class Represented by Row (11): 11.83%

14)   Type of Reporting Person: OO

[(1)]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 95,793 Shares owned by Ocean Ridge.

[(2)]   ORIG disclaims beneficial ownership of 107,053 Shares, which consist of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; and (iii) 95,793 Shares owned by Ocean Ridge.

[(3)]   Consists of: (i) 10,460 Shares owned by NTS Corporation; (ii) 800 Shares owned by Barbara Nichols; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 270,046 Shares owned by ORIG.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

 NTS Corporation, a Kentucky corporation

2) Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) [ ]

 (b) [X]

3) SEC Use Only

4) Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Kentucky

 Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power 10,460

8) Shared Voting Power 366,639[1][2]

9) Sole Dispositive Power 10,460

10) Shared Dispositive Power 366,639[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 377,099[3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 11.83%

14) Type of Reporting Person: CO

_____

[1] Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 270,046 Shares owned by ORIG; and (iii) 95,793 Shares owned by Ocean Ridge.

[2] NTS Corporation disclaims beneficial ownership of 366,639 Shares, which consist of: (i) 800 Shares owned by Barbara Nichols; (ii) 270,046 Shares owned by ORIG; and (iii) 95,793 Shares owned by Ocean Ridge.

[3] Consists of: (i) 800 Shares owned by Barbara Nichols; (ii) 270,046 Shares owned by ORIG; (iii) 95,793 Shares owned by Ocean Ridge; and (iv) 10,460 shares owned by NTS Corporation.

Item 2.   Identity and Background.

No amendment to the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration.

No amendment to the Amended Statement.

Item 4.   Purpose of Transaction.

No amendment to the Amended Statement.

Item 5.   Interest in Securities of the Issuer.

    (a) Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

    As of June 16, 2004, the number of Shares beneficially owned by the Reporting Persons is 377,099, or 11.83% of the outstanding Shares.

    (b) Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated herein by reference.

    (c) None.

    (d) None.

    (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

No amendment to the Amended Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2004   J. D. NICHOLS

                                              /s/ J.D. Nichols
                                              J. D. Nichols

                                              OCEAN RIDGE INVESTMENTS, LTD.

                                              By: BKK FINANCIAL, INC., its General Partner

                                                    By: /s/ Gregory A. Wells
                                                          Gregory A. Wells, Sr. Vice President

                                              ORIG, LLC

                                              By: /s/ Gregory A. Wells
                                                    Gregory A. Wells, Sr. Vice President

                                              NTS CORPORATION

                                              By: /s/ Gregory A. Wells
                                                    Gregory A. Wells, Sr. Vice President